3 November 2006


Corus Group plc ("The Company")

SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTERESTS IN SHARES

This notification relates to the ordinary shares of the Company ("the shares") and is given in fulfilment of the obligations imposed under section 198 of the Companies Act 1985 ('the Act").

The Company received notification today that on 31 October 2006, the Credit Suisse ("CS") companies listed below (together the "CS companies") held the following interests in the issued share capital of the Company:

     1. Credit Suisse Securities (Europe) Limited ("CSSEL"): 26,690,795 shares. CSSEL held an interest in 1,205,503 of these shares under section 208(5) of the act by virtue of the right to redelivery of equivalent securities under stock lending arrangements.

     2. Credit Suisse International ("CSi"): 500,564 shares.

The CS companies now hold a total interest of 27,191,359 shares being equivalent to approximately 3.03% of the issued share capital of the Company.

Those Credit Suisse companies which are direct or indirect holding companies of CSSEL and Csi, are, under the terms of section 203 of the Act, each interested by attribution in any shares in which CSSEL and Csi, are interested.

END